Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (Amendment No. 1) on March 11, 2020 (collectively, with future amendments thereto, the “Schedule 13D”) with respect to the shares of common stock of Youngevity International, Inc. and further agree that this Joint Filing Agreement (this “Agreement”) be included as an exhibit to such filing.

Each of the undersigned agrees to be responsible for the completeness and accuracy of the information concerning himself or herself contained in the Schedule 13D.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 11, 2020.

/s/ Stephan Wallach	/s/ Michelle Wallach
Stephan Wallach	Michelle Wallach